UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 29, 2024

Akari Therapeutics, Plc

(Exact Name of Registrant as Specified in Charter)

England and Wales	001-36288	98-1034922
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

22 Boston Wharf Road FL 7

Boston, MA 02210

(Address, including zip code, of Principal Executive Offices)

Registrant’s telephone number, including area code: (929) 274-7510

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered
American Depository Shares, each representing 2,000 Ordinary Shares	AKTX	The Nasdaq Capital Market
Ordinary Shares, par value $0.0001 per share*

*Trading, but only in connection with the American Depositary Shares.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On May 29, 2024, Akari Therapeutics, Plc (the “Company”) entered into a definitive agreement (the “Purchase Agreement”) with certain investors, the Company’s Chairman, Dr. Ray Prudo, and a director and Interim President and Chief Executive Officer of the Company, Samir R. Patel, M.D., pursuant to which the Company agreed to sell and issue in a private placement (the “Private Placement”) an aggregate of 4,029,754 unregistered American Depository Shares (“ADSs”), each representing 2,000 of the Company’s ordinary shares (the “Ordinary Shares”), and Series C Warrants (the “Warrants”) to purchase up to 4,029,754 ADSs, at a per unit price of $1.885 per ADS and Warrant. The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature. The Private Placement closed on May 31, 2024. Upon the closing of the Private Placement, the Company issued and sold 3,817,553 ADSs and Warrants to purchase up to 3,817,553 ADSs pursuant to the Purchase Agreement, and the remaining 212,201 ADSs and Warrants to purchase up to 212,201 ADSs will be issued and sold by the Company at a later date upon the receipt of the proceeds related thereto.

The Warrants have a term of 3 years from the closing date of the Private Placement and have cashless exercise provisions. The Warrants (other than those issued to Dr. Ray Prudo and Samir R. Patel, M.D.) have an exercise price of $1.76 per ADS, which is equal to the Nasdaq official closing price of the Company’s ADSs on the Nasdaq Capital Market on May 29, 2024. The Warrants issued to Dr. Ray Prudo and Samir R. Patel, M.D., have an exercise price of $1.79 per ADS, which is equal to the price at which the Company’s ADSs were last sold on the Nasdaq Capital Market on May 29, 2024.

The Company paid Paulson Investment Company, LLC (“Paulson”) a cash fee equal to 8% (or 2% for any investor that is a director, insider or affiliate of the Company) of the aggregate purchase price for the ADSs and Warrants sold in the Private Placement and issued Paulson at the closing of the Private Placement warrants exercisable to purchase up to 332,380 ADSs (the “Placement Agent Warrants”), which warrants shall have a term of 5 years from the closing of the Private Placement, have cashless exercise provisions and an exercise price of $1.885 per ADS.

Pursuant to the Purchase Agreement, the Company has agreed to prepare and file a registration statement on Form S-3 with the Securities and Exchange Commission no later June 28, 2024 to register the resale of the ADSs (including ADSs issuable upon exercise of the Warrants) purchased pursuant to the Purchase Agreement.

The securities to be issued to the purchasers under the Purchase Agreement were offered in reliance on an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. The Company relied on this exemption from registration based in part on representations made by the purchasers, including that each purchaser is an “accredited investor”, as defined in Rule 501(a) promulgated under the Securities Act.

The offer and sale of the securities pursuant to the Purchase Agreement have not been registered under the Securities Act or any state securities laws. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Neither this Current Report on Form 8-K, nor the exhibits attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein or therein.

The foregoing summary of the terms of the Warrants, the Placement Agent Warrants and the Purchase Agreement is subject to, and qualified in its entirety to the full text of such agreement, which are filed as Exhibits 4.1, 4.2 and 10.1, respectively, to this Current Report on Form 8-K and is incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities.

The information under Item 1.01 of this Current Report on Form 8-K regarding the unregistered securities described herein is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
4.1	Form of Series C Warrant
4.2	Form of Placement Agent Warrant
10.1	Form of Securities Purchase Agreement, dated May 29, 2024, by and among Akari Therapeutics, Plc and the purchasers party thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Akari Therapeutics, Plc

Date: June 4, 2024	By:	/s/ Samir R. Patel, M.D.
Samir R. Patel, M.D.
Interim President and Chief Executive Officer